Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.              Name and Address of Reporting Issuer

Cardiome Pharma Corp. (“Cardiome” or the “Company”)

1441 Creekside Drive, 6th floor

Vancouver, BC V6J 4S7

Item 2.              Date of Material Change

July 28, 2015 and July 29, 2015

Item 3.              News Release

                        July 28, 2015 and July 29, 2015 - Vancouver, Canada.

Item 4.              Summary of Material Change

On July 28, 2015, Cardiome announced that it had entered into an agreement with the Underwriters (as defined below), pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, 1,875,000 common shares in the capital of the Company (the “Shares”) at a price of US$8.00 per Share (the “Offering Price”) for gross proceeds of approximately US$15.0 million (the “Offering”). In addition, the Company granted the Underwriters an over-allotment option to purchase an additional 281,250 Shares at the Offering Price, exercisable for a period of 30 days after closing of the Offering (the “Over-Allotment Option”).

On July 29, 2015, the Company announced that it had entered into an underwriting agreement with the Underwriters (the “Underwriting Agreement”) pursuant to which it had agreed with the Underwriters to increase the size of the previously announced Offering to 2,500,000 Shares at the Offering Price for aggregate gross proceeds of US$20.0 million (the “Upsized Offering”). The Over-Allotment Option was increased to 375,000 Shares to reflect the Upsized Offering.

Item 5.              5.1 - Full Description of Material Change

On July 28, 2015, Cardiome announced that it had entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. and Canaccord Genuity Corp. and including Brean Capital, LLC and Laurentian Bank Securities Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, 1,875,000 Shares at the Offering Price for gross proceeds of approximately US$15.0 million. In addition, the Company granted the Underwriters an the Over-Allotment Option.

On July 29, 2015, the Company announced that it had entered into the Underwriting Agreement with the Underwriters, pursuant to which it had agreed with the Underwriters to increase the size of the previously announced Offering to 2,500,000 Shares at the Offering Price for aggregate gross proceeds of US$20.0 million. The Over-Allotment Option was increased to 375,000 Shares to reflect the Upsized Offering.

If the Over-Allotment Option is exercised in full, the aggregate gross proceeds from the Upsized Offering will be US$23.0 million. The net proceeds of the Upsized Offering are expected to be used for business development and growth opportunities, including potential product licensing opportunities, working capital and general corporate purposes.

The Shares will be offered for sale in (i) each of the Provinces of Canada, except Québec, (the “Canadian Offering Jurisdictions”) by way of a short form prospectus to be filed in each of the Canadian Offering Jurisdictions pursuant to National Instrument 44-101 - Short Form Prospectus Distributions; (ii) the United States using the Canada-U.S. Multi-Jurisdictional Disclosure System whereby the Company shall prepare and file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 covering the registration of the Shares under the United States Securities Act of 1933, as amended; and (iii) jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

The Upsized Offering is expected to close on or about August 13, 2015. Completion of the Upsized Offering is subject to, and conditional upon, the receipt of all necessary approvals, including approval of the Toronto Stock Exchange and the NASDAQ.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.              Omitted Information

Not applicable.

Item 8.              Executive Officer

Jennifer Archibald, Chief Financial Officer

Telephone: 604-677-6905.

Item 9.              Date of Report

This Material Change Report is dated August 4, 2015.